Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Nine Months Ended
	September 30, 2014
Earnings
Income from continuing operations before provision for income taxes	$109
Income from equity investees	(35)
Distributed income from equity investees	21
Interest and amortization of deferred finance costs	728
Amortization of capitalized interest	4
Implicit rental interest expense	80

Total Earnings	$907

Fixed Charges
Interest and amortization of deferred finance costs	$728
Capitalized interest	7
Implicit rental interest expense	80

Total Fixed Charges	$815

Ratio of Earnings to Fixed Charges	1.11	x